

Tabcorp
the bigger better game

19 April 2006

Tabcorp appoints industry leader to head up Racing and Media business

Tabcorp today announced the appointment of Robert Nason to the new role of Managing Director Racing and Media. Mr Nason will report to Elmer Funke Kupper who recently joined Tabcorp as Chief Executive Australian Business.

As Managing Director Racing and Media, Mr Nason will be responsible for the development of Tabcorp's wagering products that support the racing industry and for Tabcorp's media businesses, including Sky Channel and 2KY Radio. Mr Nason, who will be based in Sydney, starts his new role later this year, subject to all regulatory approvals.

The announcement follows the establishment of three separate specialist businesses that each will focus on the unique growth opportunities in Wagering:

- Racing and Media, responsible for Tabcorp's racing and media products
- Sportsbetting, which was previously integrated with racing, will now operate separately focusing on the high growth sportsbetting sector
- Wagering Distribution, which brings together all customer facing channels for the wagering business, including agencies, pubs, clubs, on-course, phone and internet betting

The appointment of Mr Nason puts greater emphasis on the unique relationship that Tabcorp has with the key stakeholders in the racing industry.

Mr Nason joins Tabcorp after spending the last two years as Chief Executive Officer of Racing Victoria Ltd, where he was responsible for the regulatory and commercial development of the horse racing industry in Victoria. Before Racing Victoria, Mr Nason was a director of management consulting firm AT Kearney in the USA and Australasia.

In commenting on the appointment, Mr Funke Kupper said: "Robert has represented the industry very well over the last two years. Going forward, Tabcorp is looking to strengthen its relationship with the industry, putting greater emphasis on our joint customer base, revenue growth and the general health of the industry. Robert will bring very valuable experience to this process."

Tabcorp also announced that Chief Operating Officer for the Wagering Division Michael Piggott will retire on 30 June 2006, and that Tabcorp's Chief Operating Officer for the Media Division Peter Caillard will take up the role of Executive General Manager Strategy and Development for the Tabcorp Group.

Mr Piggott has led Tabcorp's wagering business for 11 years and under his leadership, Tabcorp has become the leading wagering operator in Australia with an outstanding TAB network in Victoria and NSW. "Michael has shown strong leadership in growing Tabcorp's wagering business and has made an enormous contribution to the Australian racing industry," Mr Funke Kupper said.

For more information, please contact:
Bruce Tobin, General Manager Corporate Affairs, 03 9868 2508

Tabcorp Holdings Limited
Public Affairs
ABN 56 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au